Exhibit 99.1

Execution of debt capital market transactions

On Wednesday September 5, 2018 Equinor ASA (OSE:EQNR, NYSE:EQNR), guaranteed by Equinor Energy AS, executed the following debt capital market transactions:

-	Issue of USD 1,000,000,000 3.625% Notes due September 10, 2028

The net proceeds from the issue of the Notes will be used for general corporate purposes which may include repayment or purchase of existing debt or other purposes described in the prospectus supplement for these issues of Notes. The transactions will increase the financial flexibility of the company.

The Notes have been fully subscribed. The settlement date is September 10, 2018.

Any public offering in the United States is being made solely by means of a prospectus supplement to the prospectus included in the Registration Statement filed by Equinor ASA and Equinor Energy AS and previously declared effective.

Further information from:

Investor relations:

Helge Hove Haldorsen, VP Investor Relations,

+1 281 224 0140

Press:

Erik Haaland, media relations,

+47 954 21 770

Finance:

Morten Færevåg, Vice president, Capital Markets

+47 992 23 857

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities of Equinor ASA nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.